Shareholder meeting

On May 18, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Bank and Thrift Opportunity Fund was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting upon the proposals listed below:

Shareholders of the fund approved Proposal 1 and Proposal 2 and the votes cast were as follows:

Proposal 1: To elect six Trustees to serve until their respective successors have been duly elected and qualified.

		WITHHELD
	FOR	AUTHORITY
Deborah C. Jackson	10,123,104	1,758,071
Charles L. Ladner	10,136,736	1,744,439
Stanley Martin	10,146,969	1,734,206
John A. Moore	10,144,867	1,736,308
Gregory A. Russo	10,158,399	1,722,776
John G. Vrysen	10,142,910	1,738,265

Proposal 2: To adopt a new form of investment advisory agreement.

For	7,968,475
Against	1,544,674
Withheld	269,223
Broker Non-Votes	2,098,803